UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14565

FRED’S, INC.

(Exact name of registrant as specified in its charter)

6625 Lenox Park, Suite 200,

Memphis, Tennessee 38115

(901) 365-8880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, no par value

Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, no par value – 0 holders*

Share Purchase Rights – 0 holders*

*

On June 4, 2020, following a confirmation hearing held on June 1, 2020, the United States Bankruptcy Court for the District of Delaware entered Findings of Fact, Conclusions of Law, and Order Confirming the Modified Amended Joint Chapter 11 Plan for Fred’s, Inc. (the “Company”) and certain of its subsidiaries (the “Confirmation Order”). The Confirmation Order confirmed the Modified Amended Joint Chapter 11 Plan for the Company and such subsidiaries (as amended, supplemented or otherwise modified, the “Plan of Liquidation”). The Plan of Liquidation became effective on June 19, 2020. Pursuant to the terms of the Plan of Liquidation, among other things, all of the Company’s existing equity interests, consisting of authorized and outstanding shares of Class A Common Stock and related share purchase rights, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934 Fred’s, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 19, 2020	By:	/s/ Mark Renzi
	Name:	Mark Renzi
	Title:	Chief Restructuring Officer